Exhibit 21.1

List of Significant Subsidiaries and Consolidated Affiliated Entities of TuanChe Limited

Significant Subsidiaries	Place of Incorporation
TuanChe Information Limited	Hong Kong
TuanYuan Internet Technology (Beijing) Co., Ltd.	PRC
Guoyuan International Financial Leasing Co., Ltd.	PRC

Significant Consolidated Affiliated Entities	Place of Incorporation
TuanChe Internet Information Service (Beijing) Co., Ltd.	PRC
Beijing Zhongrui Guochuang Automobile Sales & Service Co., Ltd.	PRC
TuanChe (Beijing) Automobile Sales Service Co., Ltd.	PRC
Beijing Guoheng Chuangxin Automobile Sales & Service Co., Ltd.	PRC
Tengzhou GuoChuang Automobile Sales & Service Co., Ltd.	PRC
Tianjin Hengyuan Chuangxin Automobile Sales & Service Co., Ltd.	PRC
Aike Sipo (Beijing) Media Co., Ltd.	PRC
TuanChe (Beijing) Used Automobile Brokerage Co., Ltd.	PRC
Shanghai Weike Automobile Sales & Service Co., Ltd.	PRC